Exhibit 99.1

Teva Completes Acquisition of Auspex Pharmaceuticals

Strengthens core CNS specialty business with high promise in movement disorder treatments; expected to provide short and long-term value for Teva shareholders

Jerusalem, May 5, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) announced today that the acquisition of Auspex Pharmaceuticals, Inc. (NASDAQ: ASPX) has been completed through the successful tender offer for all of the outstanding shares of common stock of Auspex at $101.00 per share in cash, representing total consideration of approximately $3.2 billion in enterprise value and approximately $3.5 billion in equity value. The acquisition is expected to enhance Teva’s revenue and earnings growth profile and strengthen its core central nervous system franchise.

Auspex is an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules to create novel therapies with the potential for improved safety and efficacy profiles. Its lead compound is SD-809 (deutetrabenazine) for the potential treatment of chorea associated with Huntington’s disease, tardive dyskinesia, and Tourette syndrome. “We believe that combining the Auspex portfolio with our strong research and commercialization capabilities will unlock significant value for Teva’s shareholders,” said Erez Vigodman, President and CEO of Teva. “We are proud and excited to continue to work to bring innovative treatments to the underserved movement disorder markets.”

In April, data were presented on topline results of a Phase III study of SD-809 in Huntington’s in a platform presentation at the American Academy of Neurology’s Annual Meeting. The compound has been granted orphan drug status by the U.S. Food and Drug Administration and the NDA is expected to be submitted in the second quarter of this year.

“The opportunity to bring relief to the many patients who face the debilitating effects of movement disorders and suffer from the effects of conditions such as chorea and tardive dyskinesia is greatly needed and humbling,” said Michael Hayden, MD, PhD, Teva’s President of Global R&D and Chief Scientific Officer. “We are eager to continue the exciting work that the Auspex team has started, and believe the portfolio is a natural fit for our development programs.”

“Within Global Specialty Medicines, we have a rich history in building relationships with patients and physicians to match treatments to those affected with CNS disorders,” said Rob Koremans, MD, President and CEO of Global Specialty Medicines at Teva. “People living with movement disorders and those around them often need support and services beyond medication. We have the infrastructure, existing strong relationships with neurologists, therapeutic expertise in CNS and passion in place to assist them.”

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215)591-3033
	Tomer Amitai	Israel	972(3)926-7656
PR Contacts:	Iris Beck Codner	Israel	972(3)926-7687
	Denise Bradley	United States	(215)591-8974
	Nancy Leone	United States	(215)284-0213

The tender offer expired at 12:01 a.m., Eastern Time, today, May 5, 2015. The depositary for the offer advised Teva that, as of the expiration of the tender offer, a total of 24,889,292 shares were validly tendered into and not validly withdrawn (not including 613,455 shares tendered pursuant to notices of guaranteed delivery), representing approximately 77.7% of Auspex’s outstanding shares. The condition to the tender offer that at least a majority of the outstanding shares of Auspex’s common stock be validly tendered and not validly withdrawn prior to the expiration of the tender offer was thus satisfied and, accordingly, all such validly tendered shares were accepted for payment. Teva will promptly pay for all such shares in accordance with the terms of the tender offer.

Following the completion of the tender offer, Teva completed the acquisition of Auspex through a merger effected under Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each share of Auspex that was not validly tendered in the tender offer (other than shares held by any stockholder of Auspex who properly demanded appraisal of such shares under the applicable provisions of Delaware law) was cancelled and converted into the right to receive the same $101.00 per share in cash that will be paid in the tender offer. Also as a result of the merger, Auspex became a wholly owned subsidiary of Teva, and shares of Auspex will cease to be traded on the NASDAQ Global Market, effective later today.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully integrate Auspex and its lead product, SD-809, into our business; the possibility that we may not realize the expected benefits and synergies from our acquisition of Auspex, including the transaction’s impact on our

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215)591-3033
	Tomer Amitai	Israel	972(3)926-7656
PR Contacts:	Iris Beck Codner	Israel	972(3)926-7687
	Denise Bradley	United States	(215)591-8974
	Nancy Leone	United States	(215)284-0213

revenue, earnings-growth profile and CNS franchise; future results of on-going or later clinical trials for Auspex’s product candidates, including SD-809; our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Ran Meir	United States	(215)591-3033
	Tomer Amitai	Israel	972(3)926-7656
PR Contacts:	Iris Beck Codner	Israel	972(3)926-7687
	Denise Bradley	United States	(215)591-8974
	Nancy Leone	United States	(215)284-0213